EXHIBIT 99.1

Ramat-Gan, Israel	B Communications Ltd. (the “Company”)	October 25, 2018

As previously reported, on April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications Ltd., the controlling shareholder of the Company’s parent, Internet Gold – Golden Lines Ltd. (“IGLD)”, effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers (the “Special Managers”) of Eurocom Communications.

IGLD reported yesterday that on October 23, 2018, it received a letter from the Israeli Minister of Communications pursuant to which the Special Managers are confirmed (effective May 3, 2018) as the controlling persons of Eurocom Communications, and as holders of the control permit as required pursuant to Israel’s Communications (Telecommunications And Broadcasting) Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp.)

The confirmation letter from the Israeli Minister of Communications does not change the current legal status since the Court issued its order pursuant to which the Special Managers control Eurocom Communications.

For the avoidance of doubt, the control permits of both the Company and IGLD remain intact without change.